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                                                                RULE 424(b)(3)
                                                            FILE NO. 333-13755


                       SUPPLEMENT, DATED DECEMBER 3, 1996
                     TO PROSPECTUS, DATED OCTOBER 29, 1996

                           UGLY DUCKLING CORPORATION

                                  COMMON STOCK

        This Supplement, dated December 3, 1996, to the Prospectus, dated October 29, 1996 of Ugly Duckling Corporation (the "Company") relating to the offering of 4,000,000 shares of the Company's common stock, together with an additional 600,000 shares of common stock issuable upon the exercise of the Underwriters' over-allotment option, modifies or supplements the Prospectus, as more fully described below.

                                    BUSINESS

COMPANY DEALERSHIP OPERATIONS

        The following paragraph is added as a new section under the heading "Company Dealership Operations" on page 38 of the Prospectus:

        Recent Developments. In accordance with its growth strategy, the Company has entered into a letter of intent to purchase the assets, including a portfolio of approximately $45 million in finance contracts, of Seminole Finance Corp. ("Seminole"), a Florida-based sub-prime automobile finance company, and five associated used car dealerships located in the Tampa, Florida area. The proposed purchase price includes a cash payment, as well as the assumption of certain facility leases and the assumption or replacement of Seminole's existing line of credit. The transaction, which would be accounted for under the purchase method of accounting, is subject to the negotiation and execution of definitive agreements, completion of due diligence, approval of the Company's Board of Directors, the receipt by the Company of unqualified audited financial statements, and other customary closing conditions, including regulatory approvals and third party consents.

THIRD PARTY DEALER OPERATIONS

        The last paragraph under the heading "Third Party Dealer
Operations--Insurance Services" on page 41 is hereby deleted.